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p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO PLLC

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Private Client Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Private Client Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Private Client Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Private Client Services, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Private Client Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about Private Client Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 19, 2016